SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Gmarket Inc.

(Name of Subject Company (Issuer))

eBay KTA (UK) Ltd. (Offeror)

eBay Inc. (Parent of Offeror)

(Names of Filing Persons)

Common Shares, par value KRW 100 per share

American Depositary Shares, as evidenced by American Depositary Receipts,

each representing one Common Share

(Title of Class of Securities)

The Common Shares, which are not traded on U.S. markets, have not been assigned a CUSIP number.

The CUSIP number for the related American Depositary Shares is 38012G100.

(CUSIP Number of Class of Securities)

Michael R. Jacobson, Esq.

Senior Vice President, Legal Affairs, General Counsel and Secretary

eBay Inc.

2145 Hamilton Avenue

San Jose, California 95125

Tel: (408) 376-7400

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Keith Flaum, Esq. Cooley Godward Kronish LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306-2155 Tel: (650) 843-5000 Fax: (650) 849-7400	Francis Wheeler, Esq. Cooley Godward Kronish LLP 380 Interlocken Crescent, Suite 900 Broomfield, CO 80021-8023 Tel: (720) 566-4000 Fax: (720) 566-4099

CALCULATION OF FILING FEE

Transaction Valuation Not Applicable	Amount of Filing Fee Not Applicable

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.

☒	Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Schedule TO contains the following exhibit:

Exhibit A	Transcript of portions of earnings conference call held on April 22, 2009

Exhibit A

On Wednesday, April 22, 2009 at 2:00 p.m. Pacific Time, eBay Inc. (“eBay”) hosted an earnings conference call to discuss eBay’s financial results for the quarter ended March 31, 2009. The following are excerpted portions from the transcript of the call.

[portions omitted]

John Donahoe (eBay CEO): Last week’s announcement of our tender offer for Gmarket significantly strengthens our position in Korea. Gmarket is an innovative, competitive platform and the combination of IAC, our current Korean marketplace business, and Gmarket gives us a powerful foothold for long-term growth, both in Korea and in the Asia region more broadly.

[portions omitted]

Bob Swan (eBay CFO): We believe our agreement to acquire Gmarket will strengthen our position in Asia and our intent to conduct an IPO with Skype will focus the portfolio on our two core businesses.

[portions omitted]

Doug Anmuth (Barclays Capital): Bob, can you give us a little bit more color on the comments you made on the back half of the year, and in particular the comments on I guess GMV and TPV stabilizing, but you’ll obviously be on easier comps there in the back half. And then also, does that include Gmarket being slightly accretive as well for the year? Thanks.

[portions omitted]

Bob Swan: The last thing I’d say is that [guidance provided on the earnings conference call] does not really capture the impact of the Gmarket acquisition that we expect to conclude at the end of this quarter and as we indicated last week [in the eBay Inc. investor/analyst conference call held on April 16, 2009] will add $125.0 million to $130.0 million in top line growth in the second half and be modestly accretive as well.

[portions omitted]